NO ACT

PE 4-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08052320

Received SEC

JUN 17 2008

Washington, DC 20549

June 17, 2008

Lawrence M.F. Spaccasi
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20015

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/17/2008

Re: Meridian Interstate Bancorp, Inc.
Incoming letter dated April 17, 2008

Dear Mr. Spaccasi:

This is in response to your letter dated April 17, 2008 concerning the shareholder proposal submitted to Meridian Interstate Bancorp by Robert T. Williamson. We also have received a letter from the proponent dated April 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JUL 14 2008
THOMSON REUTERS

Enclosures

cc: Robert T. Williamson
P.O. Box 59
Whitefield, NH 03598

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

RECEIVED
2008 APR 18 PM 2:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

(202) 274-2037

lspaccasi@luselaw.com

VIA HAND DELIVERY

April 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Meridian Interstate Bancorp, Inc. – Shareholder Proposal of Robert T. Williamson (Exchange Act of 1934 – Rule 14a-8)

Ladies and Gentlemen:

This letter is to inform you that our client, Meridian Interstate Bancorp, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and supporting statement received from Robert T. Williamson (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the proponent that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BACKGROUND

The Company completed its initial public offering on January 23, 2008. The Proponent purchased the shares of Company's common stock on January 23, 2008. On March 12, 2008, the Company received a shareholder proposal dated March 10, 2008 wherein the Proponent set forth a proposal concerning the timing of a stockholder vote on an equity incentive plan which would be "presented at the annual meeting" but did not specifically request inclusion of the Proposal in the corresponding proxy materials (the "Initial Proposal") (attached as Exhibit A). The Company responded to the Proponent on March 19, 2008, via overnight mail and electronic mail, setting forth the defects and basis for the Company's intended exclusion of the Initial Proposal pursuant to Rules 14a-8(b), 14a-8(d), 14a-8(i)(7), and 14a-8(i)(3) (attached as Exhibit B). As a courtesy, the Company also included in the March 19, 2008 response a copy of Rule 14a-8. On March 28, 2008, the Company received a revised proposal from the Proponent dated March 26, 2008 (the "Proposal") (attached as Exhibit C).

The Company's 2008 Annual Meeting of Stockholders (the "Annual Meeting") is scheduled to be held in early August 2008. The matters to be proposed for consideration by stockholders at the Annual Meeting are as follows: 1) the election of directors, 2) the adoption of an equity incentive plan that will provide for the issuance of stock options and restricted stock to employees, directors and officers of the Company (the "Equity Incentive Plan"), and 3) the ratification of independent auditors. The announcement of the Company's intention to hold the Annual Meeting in August 2008 was issued in a Form 8-K filed April 3, 2008. The Company also notified the Proponent of the anticipated timing of the Annual Meeting in its response letter dated March 19, 2008. The Company intends to file its definitive proxy materials on or about July 7, 2008.

The Company hereby requests confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action to the Commission if the Company were to omit the Proposal from its 2008 Proxy Materials for the reasons set forth below.

THE PROPOSAL

The Proposal states as follows:

The shareholders recommend that the Board of Directors do NOT bring to a stockholder vote any proposal regarding a stock option plan, or stock based recognition and retention plan, at any annual or special meeting, UNTIL such time as the company stock trades for a continuous 90 day period ABOVE the offering price of $10, the Company has established a dividend policy for its stockholders, and the Company has achieved a minimum 5% ROE for a calendar year in the year before the vote to approve such plan. The ROE shall be adjusted for any extraordinary gain or loss on sale of assets or securities as done by securities analysts in reasonable and customary practice for the industry.

BASIS FOR OMISSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials for the following reasons:

1. The Proponent has not met the eligibility requirement of holding the Company's common stock for at least one year (Rule 14a-8(b));

2. The Proposal directly conflicts with one or more of the proposals to be submitted to stockholders at the Annual Meeting as the Company intends to present the Equity Incentive Plan for stockholder approval at the Annual Meeting (Rule 14a-8(i)(9)); and

3. The Proposal is contrary to the proxy rules of the Commission (Rule 14a-8(i)(3)).

DISCUSSION OF BASIS OMISSION

1. The Proponent has not met the eligibility requirement of holding the Company's common stock for at least one year.

Given that the Company completed the initial public offering of its common stock on January 23, 2008 and the Proponent purchased the subject common stock of the Company on such date, the Proponent has not and, moreover, cannot meet the eligibility requirements set forth under Rule 14a-8(b) as he cannot demonstrate that he has continuously held at least $2,000 in market value of the Company's common stock for at least one (1) year by the date the Proposal was submitted. The Proponent was advised of this defect in the Company's March 19, 2008 response letter to the Initial Proposal and provided with a copy of Rule 14a-8(b). The Proponent nonetheless submitted the Proposal. On this basis alone, the Company believes it may properly exclude the Proposal from its 2008 Proxy Materials. The Division has taken the position on several occasions that a company may exclude proposals where the proponent fails to meet, or provide evidence of satisfaction of, the eligibility requirements set forth in Rule 14a-8(b). See, e.g., Anthracite Capital, Inc. (avail. Mar. 11, 2008); Office Depot, Inc. (avail. Feb. 25, 2008); New York Community Bancorp, Inc. (avail. Feb. 19, 2008); Safeway Inc. (avail. Feb. 6, 2008); and Exxon Mobil Corporation (avail. Jan. 29, 2008).

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2008 Proxy Materials as the Proponent has failed to meet the eligibility requirements of Rule 14a-8(b).

2. The Proposal directly conflicts with one or more of the proposals to be submitted to stockholders at the Annual Meeting as the Company intends to present the Equity Incentive Plan for stockholder approval at the Annual Meeting.

The proposals the Board of Directors will ask stockholders to consider at the Annual Meeting include the adoption of the Equity Incentive Plan. Under Massachusetts law and regulation, the Company was required to disclose its intention of adopting a plan similar to the Equity Incentive Plan in its initial public offering materials (which the Company did in its prospectus dated November 13, 2008) and it cannot ask stockholders to vote on such a plan until at least six months after the initial public offering (Code of Massachusetts Regulations 33.28(1)(u)). The Equity Incentive Plan will provide for the granting of stock options and is a "stock-based recognition and retention plan" as referenced in the Proposal. Consistent with Massachusetts law and regulation, the Company will be holding its initial Annual Meeting at a time at least six months after the initial public offering and will ask stockholders to approve the Equity Incentive Plan at such time. The Proposal, if approved, would place conditions and timing restrictions as to when, and if, a plan such as the Equity Incentive Plan may be proposed for approval by stockholders at any annual or special meeting.

Rule 14a-8(i)(9) provides that a company may omit a proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Additionally, the Division has interpreted Rule 14a-8(i)(9), and predecessor Rule 14a-8(c)(9), to allow a company to omit proposals if a vote on matters contained in a stockholder proposal and the company's proposals would lead to an inconsistent and inconclusive mandate. See Croghan Bancshares, Inc. (March 13, 2002) (shareholder proposal to exclude individual directors in any stock option and incentive plan conflicted with company proposal to implement a stock option and incentive plan); See also Herley Industries (avail. Nov. 20, 2007) (shareholder proposal conflicted with a company proposal asking shareholders to amend the by-laws to maintain plurality voting and add a director resignation policy that would apply in uncontested elections); First Niagara Financial Group, Inc. (avail. Mar. 7, 2002) (shareholder proposal to replace senior executive stock option grants with cash bonuses conflicted with company proposal to implement an omnibus equity incentive plan); Baxter International, Inc. (avail. Jan. 6, 2002) (shareholder proposal to prohibit future stock option grants to senior executives conflicted with the company proposal to implement an incentive compensation which provided grants to senior execs); and Osteotech, Inc. (avail. Apr. 24, 2000) (shareholder proposal to discontinue stock option grants to certain executive officers conflicted with company proposal to adopt a new stock option plan).

It is clear that the Proposal directly conflicts with the Company's proposal requesting approval of the Equity Incentive Plan at the Annual Meeting. Moreover, the Proposal, which attempts to set forth the timing and conditions under which a plan like the Equity Incentive Plan may be presented to stockholders for approval, will effectively be voted upon by stockholders at the Annual Meeting. If stockholders were allowed to vote on both the Company's proposal to approve the Equity Incentive Plan and the Proposal it would produce to conflicting results and an inconsistent and confusing mandate. A vote on the adoption of the Equity Incentive Plan at the Annual Meeting is effectively a vote as to the timing of the presentation of such plan to stockholders. In this regard, stockholders whom do not believe the timing of the adoption of the Equity Incentive Plan at the Annual Meeting (as a result of the performance of the Company's common stock, financial performance of the Company or its failure to adopt of a dividend policy or satisfy performance targets) may simply vote against the adoption of the Equity Incentive Plan at the Annual Meeting. The Company believes that if it were to include a vote on the Proposal and a vote on the Equity Incentive Plan at the Annual Meeting, it would be extremely confusing and produce a resulting vote that is an inconsistent and inconclusive mandate for action by the Company.

For the foregoing reasons, The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(9) from the 2008 Proxy Materials as it directly conflicts with the proposal of the Company to adopt the Equity Incentive Plan at the Annual Meeting.

3. The Proposal is contrary to the Commission's Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a proposal or supporting statements if they are contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material and statements which omit to state any material fact necessary in order to make the statement not false or misleading. Staff Legal Bulletin 14B (Sept. 15, 2004), reaffirms this position and provides clarification as to when companies may exclude proposals pursuant to 14a-8(i)(3). In this regard, Staff Legal Bulletin 14B provides:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders, nor the company, would be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted. See General Motors Corporation (avail. Apr. 2, 2008) (shareholder proposal urging the board of directors to develop a "leveling formula" to reduce the amount of payments that could be used to calculate the pension benefits of GM's highest level executive group and would adjust these benefit accruals by "the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives" properly excluded as vague and indefinite); See also Raytheon Company (avail. Mar. 28, 2008) (shareholder proposal urging the board to amend the bylaws and any other appropriate governing documents to remove all restrictions on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, excluded properly excluded as vague and indefinite); Yahoo! Inc. (avail. Mar. 26, 2008) (shareholder proposal requesting the board to establish a new policy for doing business in China with the help from China's democratic activists and human/civil rights movement properly excluded as vague and indefinite); and Mattel, Inc. (avail. Mar. 19, 2008) (shareholder proposal that the board's executive compensation committee adopt a pay-for-superior performance principle by establishing an executive compensation plan for senior executives properly excluded as vague and indefinite).

The Proposal does not define or provide adequate guidance to stockholders or the Board of Directors as to the conditions it seeks to impose. In this regard, the Proposal provides that the Board of Directors of the Company cannot put a plan like the Equity Incentive Plan before stockholders for a vote until the Company "has established a dividend policy" but the Proposal does not specify what that dividend policy must contain or state, including how much, if any, the dividend must be. In this regard, the Company could establish a dividend policy that states that it will not pay a dividend or it will only pay a dividend if certain conditions are met and arguably satisfy the Proposal requirements.

The Proposal also requires that a plan cannot be voted upon until the Company has:

> achieved a minimum 5% ROE for a calendar year in the year before the vote to approve such plan. The ROE shall be adjusted for any extraordinary gain or loss on the sale of assets or securities as done by securities analysts in reasonable and customary practice for the industry.

The Proposal does not specify what is meant by "ROE" or how such performance measure would specifically be calculated. Additionally, the Company would be unable to ascertain on an annual or periodic basis what specific adjustments are, in fact, "extraordinary" and what is, in fact, a "reasonable and customary practice for the industry" with respect to gains and losses on the sale of assets or securities. The Company knows of no published or industry-wide standard of "reasonable and customary" practice of adjustments for "extraordinary" items. The terms presented in the Proposal are so inherently vague and imprecise, the Board could not implement the Proposal with any certainty. In this regard, the subjective determination of what may be considered "extraordinary" or "reasonable and customary" can vary to greatly depending on, among other things, the type of business of the issuer, type of transactions considered, the views of the independent auditors, the prevailing view of analysts at such time and the views of a particular securities analyst covering the stock of the issuer.

For the foregoing reasons, The Company believes that the 2008 Proposal may be omitted from the 2008 Proxy Materials because it is impermissibly vague and, thus, contrary to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(i)(9) and 14a-8(i)(3).

If you have any questions or require any additional information regarding this request, please do not hesitate to call me at (202) 274-2037.

Sincerely,

Lawrence M.F. Spaccasi

cc: Richard J. Gavegnano, Chief Executive Officer,
Meridian Interstate Bancorp, Inc.
Vincent D. Basile, Corporate Secretary,
Meridian Interstate Bancorp, Inc.
Robert T. Williamson
(VIA overnight mail and electronic mail)

F:\clients\1334- East Boston\SEC Ltr re Shareholder Proposal.doc

EXHIBIT A

March 10, 2008

Vincent D. Basile, Corporate Secretary
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Ma. 02128

Dear Sir:

I am a stockholder of Meridian Interstate Bancorp, Inc. I hold 200 shares directly of record. Enclosed please find a copy of my certificate as it appears on your books and records with my name Robert T. Williamson and address of:
P.O. Box 59 Whitefield, N.H. 03598. I also hold 3,200 shares benefically thru brokers held in "street name" at this time.

I have no arrangements or understandings between myself and any other person or stockholder regarding the following proposals to be presented at the annual meeting. I know of no other stockholders who will be supporting my proposal. I have no material interest in these proposals other than as a stockholder of the corporation. I represt that I intend to appear in person at the annual meeting to bring such business before the meeting, and that I will hold these 200 shares of record of the Company continously until that time.

My proposal:

RESOLVED:

The shareholders recommend that the Board of Directors do NOT bring to a stockholer vote any proposal regarding a stock option plan, or stock based recognition and retention plan, at any annual or special meeting, UNTIL such time as the company stock trades for a continuous 90 day period ABOVE the offering price of $10, the company has established a dividend policy for its stockholders, and the company has achieved a minimum 5% ROE for a calander year in the year before the vote to approve such plan. The ROE shall be adjusted for any extraordinary gain or loss on sale of assets or securities as done by securities analysts in reasonable and customary practice for the industry.

REASON:

There are a few reasons why I am doing this. I am a private investor in thrift stocks and thrift stock conversions for about 22 years. I bought Meridian Interstate on the conversion. I have never seen a conversion quite like this one, where they came at the mid-point valuation, after having so much trouble to raise money to the min., while market conditions for comparable MHC's declined, and then have the IPO open down!

Depositors in the initial offering did not subscribe for the minimum number of shares to complete the offering on December 18, 2007. This amount was approximately 8.5M shares at $10 or $85M. The offering was extended twice, and the maximum amount that anyone could buy was increased to over $4M, or 5% of the offering, from originally 30,000 shares. The press release dated January 7, 2008 filed on Form 8K indicated, that if you add the ESOP shares, the company was just slightly under the minimum total needed to close the offering, at 7.4M shares not counting the ESOP, or about 400,000 shares short, counting the ESOP, the ESOP being about 8% of the total.

Enter KBW and the syndicated community offering, and we close at the midpoint!!!! All the while, from the August 30th appraisal date until the start of trading, the peer group index and the SNL MHC index are declining, BUT, Keller and Co. issues an appraisal dated January 10, 2008 BACK DATED "as of" December 31 2007 that says we are worth the same amount as in August, 2007 at the mid-point, even though their own peer group in the final appraisal has declined from 88.56% of pro-forma fully converted book value to 81.41%. (The Keller appraisal indicates that the primary methodology is a peer group of MHC's based on similar size and geographic region, all adjusted for their pro-forma " as if" fully converted price to tangible book value). This may not seem like much but the drop is about 10% in value TO December 31, 2008. And the SNL MHC index and the peer group index continued to decline into January of 2008.

I was still undecided about what to do, if anything, until I received the Malvern Federal MHC offering prospectus dated February 11, 2008 which on page 3 discusses how and why they reduced their mid-point appraisal by 10% because their original appraisal report dated December 7 , 2007, done by RP Financial, was no longer reflective of the valuation of the peer group. They say that as of January 25, 2008 the SNL MHC index has declined a further 7.7% since the original appraisal. This is roughly the same time period overlap that Meridian Interstate is holding subscription orders from depositors, and trying to complete the marketing of the issue. Yet somehow Keller comes in with a final appraisal that says we are worth the same "mid-point" valuation as August 30, 2007. And the Board of Directors of our Company and the regulators just accept it! Was everyone just asleep?

Why did this happen, you may ask? Because KBW gets .75% on all shares sold in the subscription and community offerings, but 5% on all shares sold in syndicated community offering.

There is a $15M difference for KBW between the min and the mid-point, times the 5%, or a nice bump of $750,000 to them, which comes out of our pockets.

Page 104 of the prospectus outlines that the BOARD OF DIRECTORS of our company can accept or reject all syndicated community orders in whole or in part. So you may ask, why do they go along for this ride? Because they get about 22% more "freebie" shares as outlined on page 9 of the prospectus for all the shares issued between the min and the mid-point, which is worth about $3M to the officers and directors of our company in added ESOP, Stock Option, and Restriced Stock awards. This is worth far more to them than any temporary decline to the stock price of Meridian once it trades in the open market because our discount to the peer group is gone! Look again at how few shares were ordered by insiders. I did not see any of them increase their orders to the new Maximum during the extended offering period.

This is not all available to them IF....IF....we vote AGAINST any more stock option or Restriced Stock plans. Since it appears evident to me that the Board and Management were willing to sell us out of a "reasonable and necessary" discount from the peer group as provided for on page 61 and 62 of the Appraisal (Exhibit 99.1 of the S-1 filed with the SEC on 9/28/2007), I think we would be just as foolish if the stockholders did not attempt to recover approximately the same amount of dilution back from the Board and Management by voting against any issuance of Stock Options and Managment Recognition and Retention shares. What goes around comes around.

We certainly don't want to issue them options and restriced stock at a price BELOW what we paid for our shares.......How dumb would that be? Are we sheep?

We certainly don't want to issue them any "freebie" shares until they have decided on a "reasonable and necessary" dividend policy for the stockholders.

My fellow shareholders, if you SUPPORT my proposal and sign the ballot, MAKE SURE YOU ALSO VOTE AGAINST the Board's proposal for a stock plan if it being presented at the same time and on the same ballot, otherwise it may have the same effect as a presidential election in Florida, like voting the ballot twice, both for and against the stock plans. We don't want to confuse the voting machines!!

Thank you for your consideration and please vote FOR my proposal.

Sincerely,

Robert T. Williamson
P.O. Box 59
Whitefield, N.H. 03598

(603) 837-3206

bobw0214@msn.com

ME 1169

MB 1169

Meridian Interstate Bancorp, Inc.

COMMON STOCK

ORGANIZED UNDER THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS

CUSIP 58964Q 10 4

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT

ROBERT T WILLIAMSON
P.O. BOX 59
WHITEFIELD NH 03598 5304

200****
****200******
*****200*****
******200****
*******200***

is the owner of

-TWO HUNDRED-

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, NO PAR VALUE, OF

MERIDIAN INTERSTATE BANCORP, INC.

Transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed or assigned. This Certificate and the shares of common stock represented hereby are issued and shall be held subject to the laws of the Commonwealth of Massachusetts and to the Articles of Organization and Bylaws of the Corporation, as in effect and as amended from time to time hereafter. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

The shares are not a deposit account and are not federally insured or guaranteed by the Federal Deposit Insurance Corporation.

IN WITNESS WHEREOF, MERIDIAN INTERSTATE BANCORP, INC. has caused this certificate to be executed by the signatures of its duly authorized officers and has caused its corporate seal to be hereunto affixed.

DATED: 01/22/2008

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Meridian Interstate Bancorp, Inc. CORPORATE SEAL 2008 COMMONWEALTH OF MASSACHUSETTS

CHIEF FINANCIAL OFFICER AND TREASURER

BY:

TRANSFER AGENT AND REGISTRAR

AUTHORIZED SIGNATURE

EXHIBIT B

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2037

WRITER'S E-MAIL
lspaccasi@luselaw.com

March 19, 2008

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL

Mr. Robert T. Williamson
P.O. Box 59
Whitefield, NH 03598

Re: Notice of Defects Under SEC Rule 14a-8

Dear Mr. Williamson:

On behalf of our client, Meridian Interstate Bancorp, Inc. ("Meridian") and in response to your letter dated March 10, 2008 to Vincent D. Basile which was received by the Company on March 12, 2008, please be advised that Meridian has determined not to include the shareholder proposal and supporting statement information (collectively, the "Proposal") our contained in your letter in its proxy materials for its annual meeting of stockholders currently scheduled to occur on or about August 6, 2008. The reasons for Meridian's determination to exclude the Proposal pursuant to SEC Regulation 14a-8 are set forth below. Please be advised that Meridian also intends to notify the U.S Securities and Exchange Commission at least 80 days before the Annual Meeting of Stockholders that it intends to exclude the Proposal from its related proxy materials and will provide you a copy of such correspondence.

Rule 14a-8 of the Securities and Exchange Act of 1934 ("Rule 14a-8") addresses when a registrant must include a shareholder's proposal in its proxy materials for an annual or special meeting of stockholders. For your reference a copy of Rule 14a-8 is enclosed. Pursuant to Rule 14a-8(b) a shareholder is only eligible to submit a proposal for inclusion in the proxy materials if the shareholder has continuously held company securities of at least $2,000 in market value (or 1% of the company's securities entitled to vote on the proposal) for at least one year. Based on the date of Meridian's initial public offering on January 23, 2008 and the statements in your letter: 1) you have not met the one-year holding period requirements of Rule 14a-8, and 2) based on the historic and current market value ($9.36) of Meridian's stock represented by the copy of the stock certificate enclosed with your letter, you have not presented adequate proof that you have continuously held at least $2,000 of Meridian's stock. Accordingly, you will not be able to submit a shareholder proposal for inclusion in Meridian's proxy materials until sometime after January 23, 2009 regardless of the number of shares of Meridian you may hold.

Additionally, please be advised that there are other substantive bases for the Proposal, or portions of the Proposal, to be excluded by Meridian under Rule 14a-8 including: 1) the Proposal exceeds the word limit (Rule 14a-8(d)), 2) the Proposal addresses ordinary business operations (Rule 14a-8(i)(7)), and 3) the Proposal contains materially false and misleading statements as such materials reference a "back dating" by the independent appraiser and numerous statements that are irrelevant to a consideration of the Proposal (14a-8(i)(3)). Meridian did not need to rely on such bases as the one-year holding period referenced above was not met.

Any response by you to this notice must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notice. You should direct any such response to:

Vincent D. Basile,
Corporate Secretary
10 Meridian Street
East Boston, MA 20128

email: SHERVIN67@comcast.net

If you have any questions or comments, please contact the undersigned at (202) 274-2037.

Sincerely,

Lawrence M.F. Spaccasi

cc: Richard Gavegnano, Chief Executive Officer
Vincent D. Basile, Corporate Secretary

F:\clients\1334- East Boston\Ltr Williamson 03 18 08.doc

EXHIBIT C

March 26, 2008

Vincent D. Basile, Corporate Secretary
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Ma. 02128

Dear Sir:

I am a stockholder of Meridian Interstate Bancorp, Inc. I hold 200 shares directly of record. Enclosed please find a copy of my certificate as it appears on your books and records with my name Robert T. Williamson and address of:
P.O. Box 59 Whitefield, N.H. 03598. I also hold 100 shares benefically In my IRA with my broker held in "street name" at this time. I have provided enclosed a letter from my broker as evidence of this holding.

I have no arrangements or understandings between myself and any other person or stockholder regarding the following proposal to be presented at the annual meeting. I know of no other stockholders who will be supporting my proposal. I have no material interest in this proposal other than as a stockholder of the corporation. I represent that I intend to appear in person at the annual meeting to bring such business before the meeting, and that I will hold these 300 shares of record of the Company continously until that time.

My proposal:

RESOLVED:

The shareholders recommend that the Board of Directors do NOT bring to a stockholder vote any proposal regarding a stock option plan, or stock based recognition and retention plan, at any annual or special meeting, UNTIL such time as the company stock trades for a continuous 90 day period ABOVE the offering price of $10, the company has established a dividend policy for its stockholders, and the company has achieved a minimum 7% ROE for a calender year in the year before the vote to approve such plan.

REASON:

I was very shocked that the bank completed the stock offering at the mid-point valuation but not shocked that it opened down after this fact.

Depositors did not reach the minimum subscription to complete the offering on 12/18/ 2007. The offering was extended twice, and the maximum amount that anyone could buy was increased. The press release dated 01/07/ 2008 indicated, that if you add the ESOP shares, the company was just slightly under the minimum total needed to close the offering.

Keller issued an appraisal on 01/10/2008 done "as of" 12/31/2007 that says we are worth the same amount as the 8/31/2007 mid-point appraisal, even though their own peer group in the final appraisal has declined from 88.56% of pro-forma fully converted book value to 81.41%, or about 10% in value. The SNL MHC index and the peer group index continued to decline into January 2008.

Why does Keller comes in with a final appraisal that says we are worth the same "mid-point" valuation as

8/30/2007 and our Board and the regulators accept it?

KBW, the marketing agent, gets .75% on all shares sold in the subscription and community offerings, but 5% on all shares sold in syndicated community offering, the difference being $15M between the min and the mid-point valuations, times the 5%, or a nice bump of $750,000 to them.

The BOARD OF DIRECTORS can accept or reject all syndicated community orders in whole or in part. The Board hopes to get about 22% more "freebie" shares for all the shares issued between the min and the mid-point, which is worth about $3M to them in added stock awards. This is worth far more to them than any temporary decline to the stock price of Meridian once it trades in the open market. Few shares were ordered by insiders, nor was there any increase in their orders beyond indicated during the extended offering period.

The "freebie" shares are not available to them IF we vote AGAINST them. It appears to me that the Board was willing to sell us out of a "reasonable and necessary" discount from the peer group as provided for on page 61 and 62 of the Appraisal (Exhibit 99.1 of the S-1 filed with the SEC on 9/28/2007). I think we would be just as foolish if the stockholders did not attempt to recover approximately the same amount of dilution back from this Board.

We certainly don't want to issue them options and restriced stock at a price BELOW what we paid for our shares, or until they have decided on a "reasonable and necessary" dividend policy for the stockholders.

If you SUPPORT my proposal and sign the ballot, MAKE SURE YOU ALSO VOTE AGAINST the Board's proposal for a stock plan if it being presented at the same time and on the same ballot, otherwise it may have the same effect as a presidential election in Florida, like voting the ballot twice, both for and against.

Sincerely,

Robert T. Williamson
P.O. Box 59
Whitefield, N.H. 03598

(603) 837-3206

bobw0214@msn.com

ME 1169

MB 1169

Meridian Interstate Bancorp, Inc.

COMMON STOCK

ORGANIZED UNDER THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS

CUSIP 58964Q 10 4

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT ROBERT T WILLIAMSON
P.O. BOX 59
WHITEFIELD NH 03598 5304

200****
****200******
*****200*****
******200****
*******200***

is the owner of —TWO HUNDRED—

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, NO PAR VALUE, OF

MERIDIAN INTERSTATE BANCORP, INC.

Transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed or assigned. This Certificate and the shares of common stock represented hereby are issued and shall be held subject to the laws of the Commonwealth of Massachusetts and to the Articles of Organization and Bylaws of the Corporation, as in effect and as amended from time to time hereafter. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

The shares are not a deposit account and are not federally insured or guaranteed by the Federal Deposit Insurance Corporation.

IN WITNESS WHEREOF, MERIDIAN INTERSTATE BANCORP, INC. has caused this certificate to be executed by the signatures of its duly authorized officers and has caused its corporate seal to be hereunto affixed.

DATED: 01/22/2008

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

CHIEF FINANCIAL OFFICER AND TREASURER

(Cranford, NJ)
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

FIG Partners

Ideas and Execution on Financial Institutions

March 25, 2008

To Whom It May Concern:

Please be advised that 100 shares of Meridian Interstate Bancorp are being held on behalf of Robert T. Williamson, Jr. in his IRA account with us.

If you have any questions, please don't hesitate to give me a call.

Sincerely,

Michael Godby
Principal

100 Colony Square, 1175 Peachtree Street NE, Suite 2250, Atlanta, Georgia 30361 • Toll Free 866-344-2657 • Phone 404-601-7200 • www.figpartners.com

RECEIVED

2008 APR 28 AM 10: 15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 23, 2008

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F street, N.E.
Washington, D.C. 20549

RE: Meridian Interstate Bancorp, Inc. Shareholder Proposal

Ladies and Gentlemen:

I will be brief. My proposal is framed as a "recommendation" not a mandate. The Board is under no obligation to do as I ask shareholders to recommend to the Board. I thought that almost any reasonable recommendation was adequete for the SEC. Meridian's counsel argues minute points about specific words etc.etc. There is no confusing mandate since my proposal is NOT a mandate. If someone does not understand "ROE" or "adjusted for any extraordinary gain.........." then they can vote against my proposal, or at your recommendation I will allow the bank to take out the last sentence of my proposal and change the second to last sentence from "ROE" to "Return on Equity".

Counsel for the bank conveniently ignores that Meridian had NO stockholders as of the IPO date. It was a mutual holding company with a mutual bank subsidary before the IPO. I was a depositor of the Bank prior to the IPO, with more than $2,000 depositor interest in the entity for held continously for more than one year. I have enclosed a copy of my IRA account statement, with my balance of $5,433.44 as of January 1, 2007. Deposits in a mutual bank represents ownership as much as anyone can have ownership. This ownership gave me subscription rights under the stock offering, which I used to purchase stock.

The prospectus does make reference to stock plans to benefit management and the Board, and as to the potential timing of these votes to approve. It also makes reference to a potential dividend, and a dividend policy. I am not suggesting a specific dividend, just that the Board clarify its policy before we vote on stock plans. They could file an 8K tomorrow with regards to dividends or dividend policy, and make this issue moot.

I filed my proposal BEFORE the company filed their 8K announcing that they intended to propose a stock plan vote at this years annual meeting. They delay the meeting until this summer, and 6 months after the conversion in order that they can try to approve the plan without my opposition, then come back to you to knock me out. It is just manipulation of the corporate machinery to do this.

They could have held the annual meeting BEFORE the 6 months public, and their would be no controversy, since they could NOT hold a vote on the option plans under conversion regulations. They could call a special meeting AFTER the annual meeting to vote the option plans......or...I believe, under Massachusetts law they can just try and run the option plan thru without a majority of the minority vote AFTER one year public, according to the prospectus, by just having the majority shares which they control vote in favor of the options, even if my proposal won a majority of the minority at this upcoming annual meeting.

Minority shareholders of a public MHC's have almost no rights as the rules and regulations currently exist. It is a small streach to give us ballot access on my recommendation proposal.

Sincerely,

[signature]

Robert T. Williamson
P.O. Box 59
Whitefield, N.H. 03598

East Boston Savings Bank

Ten Meridian Street • East Boston, MA 02128-1963
800-657-3272 • www.ebsb.com

Retirement Account
Statement Period
01/01/07 to 12/31/07

184 MO
ROBERT T WILLIAMSON
PO BOX 59
WHITEFIELD NH 03598-0059

For Personal Assistance:
Rhonda Destasio
978-977-2255
East Boston Savings Bank
10 Meridian Street
East Boston MA 02128-1963

ROLLOVER

Beginning Balance	$	5,433.44
CURR YR ROLLOVER DEP	+	4,000.00
RET PLAN SERV CHG	-	15.00
INTEREST	+	414.07
Ending Balance on December 31, 2007	**$**	**9,832.51**

Fair Market Value as of 12/31/07 9,832.51

The Fair Market Value is being furnished to the Internal Revenue Service as required by law.

Summary of Deposits

Account Number	Current Rate	Term	Maturity	Balance
[redacted]	5.270%	30 months	May 26, 2009	5,726.80
[redacted]	4.790%	30 months	November 3, 2009	4,105.71
TOTAL DEPOSITS				**9,832.51**

Activity on Account Number [redacted]

Date	Amount	Description	Balance
		Beginning Balance	5,433.44
Jan 15	24.32 +	INTEREST	5,457.76
Feb 15	24.43 +	INTEREST	5,482.19
Mar 15	22.16 +	INTEREST	5,504.35
Apr 15	24.64 +	INTEREST	5,528.99
May 15	23.95 +	INTEREST	5,552.94
Jun 15	24.85 +	INTEREST	5,577.79
Jul 15	24.16 +	INTEREST	5,601.95
Aug 15	25.08 +	INTEREST	5,627.03
Sep 15	25.18 +	INTEREST	5,652.21
Oct 15	24.49 +	INTEREST	5,676.70
Nov 15	25.40 +	INTEREST	5,702.10
Dec 15	24.70 +	INTEREST	5,726.80
		Ending Balance	**5,726.80**

Continued on next page

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Meridian Interstate Bancorp, Inc.
Incoming letter dated April 17, 2008

The proposal relates to stockholder votes.

There appears to be some basis for your view that Meridian Interstate Bancorp may exclude the proposal under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Meridian Interstate Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Meridian Interstate Bancorp relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END